UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check one) _Form 10-K _Form 20-F _Form 11-K X Form 10-Q _Form N-SAR

For the Period Ended: June 30, 1996

( )Transition Report on Form 10-K ( )Transition Report on Form 20-F ( ) Transition Report on Form 11-K ( )Transition Report on Form 10-Q ( )Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

Full Name of Registrant: World Access, Inc.

Former Name if Applicable: Restor Industries, Inc.

Address of Principal Executive Office

(Street and Number):          4501 Vineland Road
(City, State and Zip Code):   Orlando, FL  32811


PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


(x)   (a)  The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x)   (b)  The subject annual report,  semi-annual  report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Registrant is unable to file its quarterly report on Form 10-Q within the prescribed time period because the Registrant's personnel primarily responsible for the preparation of the report have been required to devote significant time and effort to the Company's proposed public offering and have been unable to devote sufficient time to preparing and finalizing the Registrant's financial reports which have become more complex in light of the Registrant's significant acquisitions completed within the last 18 months.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark A. Gergel              (407)            843-7031
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     X Yes    _ No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     X Yes  _ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Company's second quarter 1996 financial results were significantly improved over the comparable periods in 1995. Please refer to the Company's July 23, 1996 press release attached hereto that discusses the improvement in results and discloses selected financial data.

(GRAPHIC OMITTED)               NEWS RELEASE

                                SUMMARY: WORLD ACCESS, INC. REPORTS SECOND
                                         QUARTER FINANCIAL RESULTS

                                CONTACT: Steven A. Odom    Chairman & CEO
                                         Hensley E. West   President & COO
                                         Mark A. Gergel    Vice President & CFO
                                         (407) 843-7031


FOR IMMEDIATE RELEASE

ORLANDO, FLORIDA -- JULY 23, 1996 -- WORLD ACCESS, INC. (NASDAQ:WAXS), announced today that its second quarter 1996 sales were $11,562,918, a 143 percent increase over the $4,758,282 during the comparable 1995 period. For the three months ended June 30, 1996, the Company realized net income of $1,417,753, or $.10 per share, versus a net loss of ($867,683), or ($.13) per share, in the second quarter of 1995. The prior year results included a $980,000 special charge, primarily for the write-down of certain fixed assets used in the Company's repair operations.

For the six months ended June 30, 1996, the Company's sales were $23,956,163, a 155 percent increase over the $9,377,937 during the comparable 1995 period. Net income in 1996 was $2,628,071, or $.19 per share, versus a net loss of ($856,917), or ($.13) per share, during the first half of 1995.

Steven A. Odom, Chairman and Chief Executive Officer, said "The significant improvement in second quarter 1996 sales and net income over the prior year results relates primarily to the Company's three recent business acquisitions. AIT, a full service provider of Northern Telecom switching systems and related equipment acquired in mid-1995, Westec Communications, a manufacturer, installer and repair agent for wireless cable television and telecommunications products acquired in October 1995 and Comtech Sunrise, a manufacturer of intelligent telecommunications access products acquired in the first quarter of 1996, all contributed to the Company's improved operating and financial performance."

"During the second quarter of 1996, the Company was successful in increasing its bottom line results despite a slight reduction in total sales from the first quarter of this year and the recognition of approximately $225,000 in income tax expenses. The sales decline related entirely to sales of distributed DSC access products, which were $1.1 million in the second quarter versus $3.5 million in the first quarter. As the Company improved its sales mix to a higher concentration of internally produced products and services, gross profit margin improved to 29.6%, as compared to 22.4% in the first quarter of 1996, and operating income margin improved to 14.6%, as compared to 9.8% in the first quarter."

World Access, Inc. develops, manufactures and markets wireline and wireless switching, transmission and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The Company offers digital switches, intelligent multiplexers, protection switching equipment, digital loop carriers, microwave and millimeterwave radio equipment and other wireless communications products. To support and complement its product sales, the Company also provides its customers with a broad range of design, manufacturing, testing, installation, repair and other value-added services. The Company conducts its operations from facilities in Orlando, Florida; Lakeland, Florida; Dallas, Texas; Scottsdale, Arizona; Livermore, California and South Bend, Indiana.


World Access, Inc. and Subsidiaries

Summary Consolidated Financial Data

(Unaudited)

                                     Quarter  Ended June 30      Six Months Ended June 30
                                      1996           1995            1996          1995
                                   ----------     ----------     ----------     ----------
Sales of products                $  7,681,988   $  1,913,728   $ 16,036,298  $   3,469,538
Service revenues                    3,880,930      2,844,554      7,919,865      5,908,399
                                   ----------     ----------     ----------     ----------
   Total Sales                     11,562,918      4,758,282     23,956,163      9,377,937

Cost of products sold               4,596,917      1,239,190     10,811,761      2,313,101
Cost of services                    3,541,134      2,519,086      6,944,275      5,230,221
                                   ----------     ----------     ----------     ----------
   Total Cost of Sales              8,138,051      3,758,276     17,756,036      7,543,322
                                   ----------     ----------     ----------     ----------
   Gross Profit                     3,424,867      1,000,006      6,200,127      1,834,615

Engineering and development           193,403        144,170        369,898        286,504
Selling, general and admin.         1,429,506        610,915      2,706,567      1,167,846
Amortization of goodwill              111,172         17,912        222,344         22,724
                                   ----------     ----------     ----------     ----------
   Operating Income (Loss) before
      Special Charges               1,690,786        227,009      2,901,318        357,541

Special  Charge                        ---           980,000         ---           980,000
                                   ----------     ----------     ----------     ----------
   Operating Income (Loss)          1,690,786       (752,991)     2,901,318       (622,459)

Net interest expense                   72,937        117,565         89,616        237,331
Other income                          (24,004)        (2,873)       (40,469)        (2,873)
                                   ----------     ----------     ----------     ----------
   Income (Loss) before
   Income Taxes                     1,641,853       (867,683)     2,852,171       (856,917)

Income taxes                          224,100          ---          224,100          ---
                                   ----------     ----------     ----------     ----------
   Net Income (Loss)            $   1,417,753   $   (867,683)  $  2,628,071   $   (856,917)
                                   ==========     ==========     ==========     ==========

Net Income (Loss)
Per Common Share                $         .10   $       (.13)  $        .19   $       (.13)
                                   ==========     ==========     ==========     ==========

Weighted Average
Shares Outstanding                 13,768,455      6,663,899     13,733,282      6,471,710
                                   ==========     ==========     ==========     ==========



World Access, Inc. and Subsidiaries

Consolidated Balance Sheets
                                                   June 30          December 31
                                                     1996               1995
                                                -------------       ------------
                                                 (Unaudited)
ASSETS
Current Assets
     Cash and equivalents                      $   1,392,545       $   1,886,819
     Accounts receivable                           7,518,374           9,648,817
     Inventories                                   8,224,837           4,549,721
     Notes receivable from stockholders               ---              3,879,728
     Other current assets                            904,566             688,367
                                                  ----------          ----------
                     Total Current Assets         18,040,322          20,653,452

Property and equipment                             2,611,058           2,062,749
Notes receivable                                     570,495             ---
Technology licensing agreement                       562,458             ---
Intangible assets                                  8,032,752           5,084,184
Other assets                                         765,402             714,848
                                                  ----------          ----------
                     Total  Assets             $  30,582,487       $  28,515,233
                                                  ==========          ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
    Short-term debt                            $     550,000       $   5,385,220
    Accounts payable                               3,768,014           3,648,734
    Accrued payroll and benefits                   1,168,435             731,659
    Other accrued liabilities                        622,790             665,585
                                                  ----------          ----------
                     Total Current Liabilities     6,109,239          10,431,198
Long-term debt                                     3,450,000           3,750,000
                                                  ----------          ----------
                     Total Liabilities             9,559,239          14,181,198
                                                  ----------          ----------
Stockholders' Equity                              21,023,248          14,334,035
                                                  ----------          ----------
                     Total Liabilities and
                     Stockholders' Equity      $  30,582,487       $  28,515,233
                                                  ==========          ==========





World Access, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 1996             By: /s/ Mark A. Gergel